UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69058

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INX SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

252 BRADLEY COURT
(No. and Street)

HOLLAND	PA	18966
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

VLAD UCHENIK	215-806-9031	vlad.uchenik@inx.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FERRARA CPA LLC
(Name – if individual, state last, first, and middle name)

100 HORIZON CENTER BLVD	HAMILTON	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024		7259	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VLAD UCHENIK_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of INX SECURITES LLC_____, as of December 31_____, 2025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _DocuSigned by:_
Vlad Uchenik
D9E55DBC8BD0488

Title:
CEO/COO_____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INX Securities, LLC
(A wholly owned subsidiary of INX Limited)
(SEC I.D. No. 8-69058)

Statement of Financial Condition

(With Report of Independent Registered Public Accounting Firm Thereon)

As of and for the Year Ended December 31, 2025

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Member of INX Securities, LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of INX Securities, LLC as of December 31, 2025, and the related notes. In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of INX Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of INX Securities, LLC's management. My responsibility is to express an opinion on INX Securities, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to INX Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Ferrara CPA

I have served as INX Securities, LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
March 17, 2026

INX SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash	$	599,570
Prepaid expenses		20,457
Total Assets	$	620,027

LIABILITIES AND MEMBER CAPITAL

Accounts payable and accrued expenses	$	2,355
Total Liabilities		2,355
Member Capital		617,672
Total Liabilities and Member Capital	$	620,027

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

INX Securities, LLC (formerly called Openfinance Securities, LLC, the "Company"), a Pennsylvania limited liability company, is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company is wholly owned by INX Limited ("INX"). INX is owned by The INX Digital Company ("INXDC"), which was a publicly traded company in Canada until November 10, 2025. On that date, INXDC and all its affiliated companies were bought by Republic Startegic Acquisition Co., a wholly owned subsidiary of OpenDeal, Inc., which also owns OpenDeal Broker, LLC, a FINRA registered broker/dealer and OpenDeal Portal, a FINRA registered crowdfunding portal.

The Company operates an SEC regulated Alternative Trading System ("ATS") that provides a secondary market trading platform for digital securities called INX.One.The trading platform functions as a centralized matching engine and a trading order book providing customers with anonymous order matching functionality. Transactions in the secondary market are executed on an agency basis and may include securities under SEC Regulations A+, D, Crowdfunding, or SEC registration statements S-1 and F-1, private non-listed real estate investment trusts ("REITs"), a valid overseas exemption and other private securities transactions. The Company also provides administrative, compliance and technology services to issuers raising capital in the primary market using private placements or foreign regulatory exemptions and/or registrations.

The Company does not hold customer funds or securities and does not participate in the underwriting of securities.

The Company claimed an exemption from 17 C.F.R §240.15c3-3 pursuant to 17 C.F.R §240.17a5, Footnote 74 for its traditional business. The Company meets the identified exemption 17 C.F.R §240.17a5, Footnote 74 throughout the most recent fiscal year without exception for its traditional business. The Company also meets the terms of the "Three-Step Process" as described in the SEC Division of Trading and Markets no-action letter to FINRA dated September 25, 2020 and captioned as "ATS Role in the Settlement of Digital Asset Security Trades" from its date of issuance without exception.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2025. Cash is held at a single financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2025.

(d) Revenue Recognition

Revenue from contracts with customers includes commission income and fees from providing broker/dealer of record services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied in a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain events.

The Company received commissions from the secondary market trading, which are recorded on the trade date as securities transactions occur. The Company also provides services to clients issuing securities in primary offerings and charges a service fee and is entitled to success fees based on the aggregate amount of capital raised by the client from investors. Service fees and success fees are recognized on the date the security is listed on the trading platform in the primary offering, which is when the performance obligation is satisfied under the contract with the client.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Income Tax

The Company elected to be treated as a partnership under the applicable sections of the Internal Revenue Service Code ("Code") and Pennsylvania corporate tax law. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the member's capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2025. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2022.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2025.

(f) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Fair Value Hierarchy – continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> *Level 2.* Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

(g) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(i) Operating Lease

The Company has issued no operating lease at December 31, 2025 or during the year then ended.

NOTE 3.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. As of December 31, 2025, the Company had net capital of $597,215, which exceeded the required net capital of $250,000 by $347,215. As of December 31, 2025, the Company's aggregate indebtedness to net capital ratio was 0   .

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and requirements of Rule 15c3-1 and other regulatory rules.

NOTE 4.   CONCENTRATIONS

The Company's revenues (as discussed in Note 2 above) and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, and may cause earnings to fluctuate significantly from year to year.

NOTE 5.   RELATED PARTY TRANSACTIONS

The Company provides broker-dealer services using certain technology of its Parent to process secondary market securities transactions. Additionally, under an expense sharing agreement with the Company, the Parent directly pays for certain operating expenses of the Company such as compensation, legal, technology and professional fees. Expenses incurred by the Company and paid by the Parent under the expense sharing agreement are forgiven and totaled to $420,757 in 2025. Expenses not covered by the expense sharing agreement are paid directly by the Company.

NOTE 6.   COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended. From time to time the Company is subject to regulatory inquiries requiring disclosure of certain information related to security tokens listed for investment on INX.One. The Company follows its policies to respond to such regulatory inquiries and provides the requested information.

NOTE 7. COMPANY CONDITION

The Company had a loss of $131,967 for the year ended December 31, 2025. The Parent has agreed to provide capital contributions to the Company as necessary for it to continue operations and to maintain compliance with minimum net capital requirements.

Management expects the Company to continue as a going concern and the accompanied financial statements have been prepared on a going-concern basis without adjustment for realization in the event the Company ceases to continue as a going concern

NOTE 8. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including operating an SEC regulated Alternative Trading System ("ATS") that provides a secondary market trading platform for digital securities. The accounting policies for fees are the same as those described in the summary of significant policies. The chief operating decision maker assesses performance for the agency fee segment and decides how to allocate resources based on net income that is reported on the income statement. The measurement of segment assets is reported on the balance sheet as total assets.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the agency fee segment or into other parts of the entity. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

The Company derives revenue primarily from North America. The Company's chief operating decision maker is the CEO.

NOTE 9. SUBSEQUENT EVENTS

Management has assessed subsequent events through the date the financial statements were available to be issued, and determined no subsequent events or transactions occurred during that period which required recognition or disclosure.